Exhibit 99.1

So-Young Announces Board Change

BEIJING, October 12, 2023 -- So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that Mr. Min Yu, Mr. Xuejian Li, Mr. Charles Zhaoxuan Yang and Mr. Harry Jiannan Wang have tendered their resignations as directors of the Company for personal reasons, effective as of October 12, 2023.

The board of directors of the Company (the “Board”) has approved the appointment of Ms. Nan Shen as an independent director of the Company where she will serve as the chair of the audit committee and as a member of the compensation committee and the nominating and corporate governance committee. Ms. Nan Shen has served as the chief financial officer of Gaotu Techedu Inc. (NYSE: GOTU) since December 2018. Prior to joining Gaotu Techedu Inc., Ms. Shen was the chief financial officer of China Sinoedu Co., Ltd., running its VIE in Shandong Yingcai University, from November 2017 to November 2018. Before that, Ms. Shen served multiple positions at PricewaterhouseCoopers between February 2012 to November 2017, including the last position as assurance manager. From September 2014 to July 2016, she was based in the Greater Michigan office of PricewaterhouseCoopers. Prior to February 2012, Ms. Shen was an investment manager of Dalian Port & Shipping Industry Fund, where she was also in charge of investor relations management. Ms. Shen received her bachelor’s and master’s degrees in financial management from Dongbei University of Finance and Economics in 2006 and 2009, respectively. Ms. Shen is a certified public accountant in China.

Mr. Hui Zhao, the Company’s chief financial officer; Mr. Yang Yu, the Company’s chief technology officer; and Mr. Xiaodong Ying, the Company’s chief growth officer, have also been appointed as directors of the Company, effective immediately. In addition, the Company’s current independent director Prof. Chao He has been appointed as the chair of the compensation committee.

Mr. Xing Jin, co-founder and chief executive officer of So-Young, commented, “I am excited to welcome Mr. Hui Zhao, Mr. Yang Yu, Mr. Xiaodong Ying and Ms. Nan Shen to the Board. Mr. Zhao, Mr. Yu and Mr. Ying have been instrumental in driving the transformation of our business over the past few quarters, reflecting the best of So-Young's talent and vision. They also represent our commitment to fostering internal growth and recognizing outstanding leadership. Ms. Shen brings with her many years of international financial and operational experience which I am confident will add significant value to the Board. I’d also like to thank Mr. Min Yu, Mr. Xuejian Li, Mr. Charles Zhaoxuan Yang and Mr. Harry Jiannan Wang for their years of service and significant contributions to the Company and I wish them all the best in their future endeavors.”

About So-Young International Inc.

So-Young International Inc. is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations
Ms. Vivian Xu
Phone: +86-10-8790-2012
E-mail: ir@soyoung.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
E-mail: eric.yuan@christensencomms.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com

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